# SEC Schedule 13G/A (Amendment No. 27) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AudioCodes Ltd., CIK 0001086434
CUSIP: M15342104
Title of class of securities: Ordinary Shares, NIS 0.01 par value
Address of issuer's principal executive offices: 6 Ofra Haza Street, Or Yehuda, Israel (L3), 6032303
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001300254

## Reporting persons
- Leon Bialik: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 2,287,956; shared voting power 0; sole dispositive power 2,287,956; shared dispositive power 0; aggregate amount beneficially owned 2,287,956 (7.7% of the class)
  Comment: The percentage calculation in Item 11 is rounded to the nearest tenth and based on 29,679,755 outstanding shares as of December 31, 2024 (which does not include treasury shares outstanding as of December 31, 2024).

## Item 1. Issuer
Name of issuer: AudioCodes Ltd.
Address of issuer's principal executive offices: 6 Ofra Haza Street Or Yehuda, Israel, 6032303

## Item 2. Person Filing
Name of person filing: Leon Bialik
Address of principal business office or, if none, residence: 4, Rekanaty Street, App. 60, Tel Aviv 6949404, Israel
Citizenship: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,287,956
Percent of class: 7.7
Sole power to vote or to direct the vote: 2,287,956
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,287,956
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Not applicable.

## Signatures
- Leon Bialik: /s/ Leon Bialik, Leon Bialik (02/03/2025)
Comment: Not applicable.